SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                              -----------------------

                RAL INCOME + EQUITY GROWTH V LIMITED PARTNERSHIP
                            (Name of Subject Company)


                     MACKENZIE PATTERSON SPECIAL FUND, L,P.
                    MACKENZIE PATTERSON SPECIAL FUND 3, LLC
                        CFS SECONDARY MARKET FUND, LTD.
                ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.
                               PEACHTREE PARTNERS
                                (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                              -----------------------

                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street                           455 Market Street, Suite 1600
Moraga, California  94556                    San Francisco, California  94105
(925) 631-9100                               (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee
       -----------------------------------------------------------------
       |    Transaction                 |               Amount of       |
       |     Valuation                  |              Filing Fee       |
       |                                |                               |
       |     $1,170,875                 |               $234.18         |
       -----------------------------------------------------------------

* For purposes of calculating the filing fee only. This amount assumes the purchase of 2,465 Limited Partnership Interests ("Units") of the subject company at $475.00 in cash per Unit.

      [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

ral5zip/ral98.edg

CUSIP NO.   None                  14D-1                      Page  of ___ Pages



1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            MACKENZIE PATTERSON SPECIAL FUND, L.P.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                           (a)      __
                                                           (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                   --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person  443.5


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                             --

9.  Percent of Class Represented by Amount in Row (7)                  4.5%


10. Type of Reporting Person (See Instructions)

            PN


ral14d1

CUSIP NO.   None                  14D-1                      Page  of ___ Pages



1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            CFS SECONDARY MARKET FUND, LTD.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                           (a)      __
                                                           (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                   --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person  443.5


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                             --

9.  Percent of Class Represented by Amount in Row (7)                  4.5%


10. Type of Reporting Person (See Instructions)

            PN


ral14d1

CUSIP NO.   None                  14D-1                      Page  of ___ Pages



1. Name of Reporting Person
   S.S. or I.R.S. Identification Nos. of Above Person

           MACKENZIE PATTERSON SPECIAL FUND 3, LLC

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3. SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6. Citizenship or Place of Organization

           California

7. Aggregate Amount Beneficially Owned by Each Reporting Person  443.5


8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9. Percent of Class Represented by Amount in Row (7)                  4.5%


10.Type of Reporting Person (See Instructions)

                     OO


ral14d1

CUSIP NO.   None                  14D-1                      Page  of ___ Pages



1. Name of Reporting Person
   S.S. or I.R.S. Identification Nos. of Above Person

           PEACHTREE PARTNERS

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3. SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6. Citizenship or Place of Organization

           Arizona

7. Aggregate Amount Beneficially Owned by Each Reporting Person  0


8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9. Percent of Class Represented by Amount in Row (7)                  0%


10.Type of Reporting Person (See Instructions)

                     PN


ral14d1

CUSIP NO.   None                 14D-1                       Page  of ___ Pages



1. Name of Reporting Person
   S.S. or I.R.S. Identification Nos. of Above Person

           ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3. SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6. Citizenship or Place of Organization

           Florida

7. Aggregate Amount Beneficially Owned by Each Reporting Person  443.5


8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                           --

9. Percent of Class Represented by Amount in Row (7)                  4.5%


10.Type of Reporting Person (See Instructions)

           PN



ral14d1

CUSIP NO.   None                   14D-1                     Page  of ___ Pages



1. Name of Reporting Person
   S.S. or I.R.S. Identification Nos. of Above Person

           ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3. SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5. Check if Disclosure of Legal Proceedings is
   Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6. Citizenship or Place of Organization

           Florida

7. Aggregate Amount Beneficially Owned by Each Reporting Person  443.5


8. Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9. Percent of Class Represented by Amount in Row (7)                  4.5%


10. Type of Reporting Person (See Instructions)

                     PN



ral14d1

Item 1.      Security and Subject Company.

             (a) This Schedule relates to limited partnership interests (the "Units") of RAL Income + Equity Growth V Limited Partnership (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is:
20875 Crossroads Circle, Suite 800, Waukesha, Wisconsin 53186.

     (b) This Schedule relates to the offer by MacKenzie Patterson Special Fund, L.P., MacKenzie Patterson Special Fund 3, LLC, CFS Secondard Market Fund, Ltd., Accelerated High Yield Institutional Investors, L.P., Accelerated High Yield Institutional Fund I, L.P. and Peachtree Partners (together the "Purchasers"), to purchase up to 2,465 Units for cash at a price equal to $475 per Unit less the amount of any distributions made or declared with respect to the Units between May 6, 1998 and June 5, 1998, or such later date to which the Purchasers may extend the offer, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 6, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 9,866 Units outstanding as of December 31, 1997, according to its annual report on Form 10-K for the year then ended.

             (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

             (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

             (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference. Other than as set forth in the Offer to Purchase, during the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I to the Offer to Purchaser nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.    Past Contacts, Transactions or Negotiations with the Subject Company.

             (a)-(b) See the Offer to Purchase for information concerning purchases of Units by certain of the Purchasers and their affiliates. Other than the foregoing, since January 1, 1994, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.


ral14d1
                                        6

Item 4.      Source and Amount of Funds or Other Consideration.

             (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

             (b)-(c) Not applicable.

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

             (a)-(e) and (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference.

             (f)     Not applicable.

Item 6.      Interest in Securities of the Subject Company.

             (a) and (b) The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.


Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

             The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.

             (a)(1)  Offer to Purchase dated May 6, 1998

ral14d1
                                        7

             (a)(2)  Letter of Transmittal.

             (a)(3)  Form of Letter to Unitholders dated May 6, 1998

             (b)-(f) Not applicable.

ral14d1
                                        8

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       May 5, 1998

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/C. E. Patterson
                        C. E. Patterson, President


MACKENZIE PATTERSON SPECIAL FUND 3, LLC

By MacKenzie Patterson, Inc., Managing Member

             By:    /s/ C. E. Patterson
                        C. E. Patterson, President

CFS SECONDARD MARKET FUND, LTD.

By /s/ William Cousins
       William Cousins, General Partner

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/C. E. Patterson
                        C. E. Patterson, President


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/C. E. Patterson
                        C. E. Patterson, President

PEACHTREE PARTNERS

By: /s/ Ira Gaines
        Ira Gaines, Partner



ral14d1
                                        9

                                  EXHIBIT INDEX


Exhibit              Description                                           Page

(a)(1)       Offer to Purchase dated May 6, 1998

(a)(2)       Letter of Transmittal.

(a)(3)       Form of Letter to Unitholders dated May 6, 1998



ral14d1
                                       10

                                 Exhibit (a)(1)

ral14d1

                     OFFER TO PURCHASE FOR CASH UP TO 2,465
                          LIMITED PARTNERSHIP INTERESTS

                                       OF

                RAL INCOME + EQUITY GROWTH V LIMITED PARTNERSHIP
                       (a California Limited Partnership)

                                       at

                                  $475 Per Unit

                                       by

                     MACKENZIE PATTERSON SPECIAL FUND, L.P.
                    MACKENZIE PATTERSON SPECIAL FUND 3, LLC
                        CFS SECONDARY MARKET FUND, LTD.
                ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.
                               PEACHTREE PARTNERS

THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC STANDARD TIME, ON JUNE 5, 1998, UNLESS THE OFFER IS EXTENDED.

     MacKenzie Patterson Special Fund, L.P., MacKenzie Patterson Special Fund 3, LLC, CFS Secondary Market Fund, Ltd., Accelerated High Yield Institutional Fund I, L.P. and Accelerated High Yield Institutional Investors, L.P. and Peachtree Partners (together the "Purchasers") hereby seek to acquire limited partnership interests (the "Units") in RAL Income + Equity Growth V Limited Partnership, a Wisconsin limited partnership (the "Partnership"). The Purchasers are not affiliated with the Partnership. The Purchasers hereby offer to purchase up to 2,465 Units at a purchase price equal to $475 per Unit, less the amount of any distributions declared or made with respect to the Units between May 6, 1998 (the "Offer Date") and June 5, 1998, or such other date to which this Offer may be extended (the "Expiration Date"), in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The 2,465 Units sought pursuant to the Offer represent approximately 25% of the Units outstanding as of December 31, 1997.

         Holders of Units ("Unitholders") are urged to consider the following factors:

     - Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchasers may be less than the total amount which might otherwise be received by the Unitholder with respect to the Unit over the remaining term of the Partnership. In this regard, the Partnership has publicly announced an agreement to sell its remaining properties, but has not disclosed the amount of anticipated distributions to Unitholders.

     - The purchase price offered by the Purchasers is less than the $650 per Unit estimated by the Purchasers to be the estimated liquidation value of the underlying assets of the Partnership as of September 30, 1997.

     - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $475 per Unit, the Purchasers were motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchasers' objectives.

     - As a result of consummation of the Offer, the Purchasers may be in a position to influence any Partnership decisions on which Unitholders may vote. The Purchasers will vote the Units acquired in the Offer in their own interest, which may be different from or in conflict with the interests of the remaining Unitholders. See Section 7 below.

     - The Purchasers may accept only a portion of the Units tendered by a Unitholder in the event a total of more than 2,465 Units are tendered.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. IF MORE THAN 2,465 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASERS WILL ACCEPT FOR PURCHASE 2,465 UNITS FROM TENDERING UNITHOLDERS ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN.

A UNITHOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNITHOLDER.

         The Purchasers expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, (iii) upon the occurrence of any of the conditions specified in Section 13 of this Offer to Purchase, to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iv) to amend the Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

May 6, 1998

                                    IMPORTANT

     Any Unitholder desiring to tender any or all of such Unitholder's Units should complete and sign the Letter of Transmittal (a copy of which is printed on yellow paper and enclosed with this Offer to Purchase) in accordance with the instructions in the Letter of Transmittal and mail, deliver or telecopy the Letter of Transmittal and any other required documents to MacKenzie Patterson, Inc. (the "Depositary"), an affiliate of the Purchasers, at the address or facsimile number set forth below.

         MacKenzie Patterson, Inc.
         1640 School Street
         Moraga, California  94556
         Telephone:  800-854-8357
         Facsimile Transmission:  925-631-9119

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Purchasers at 1-800-854-8357.

                          ---------------------------

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASERS OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.
                          ---------------------------

         The Partnership is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

         The Purchasers have filed with the Commission a Tender Offer Statement on Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.

                                TABLE OF CONTENTS

                                                                          Page

INTRODUCTION.............................................................    5

TENDER OFFER.............................................................    9
Section 1.   Terms of the Offer..........................................    9
Section 2.   Proration; Acceptance for Payment and Payment for Units.....    9
Section 3.   Procedures for Tendering Units...............................  10
Section 4.   Withdrawal Rights............................................  12
Section 5.   Extension of Tender Period; Termination; Amendment...........  12
Section 6.   Certain Federal Income Tax Consequences......................  13
Section 7.   Effects of the Offer.........................................  15
Section 8.   Future Plans.................................................  16
Section 9.   The Business of the Partnership..............................  16
Section 10.  Conflicts of Interest........................................  19
Section 11.  Certain Information Concerning the Purchasers................  19
Section 12.  Source of Funds..............................................  20
Section 13.  Conditions of the Offer......................................  20
Section 14.  Certain Legal Matters........................................  21
Section 15.  Fees and Expenses............................................  22
Section 16.  Miscellaneous................................................  23

Schedule I - The Purchasers and Their Respective Principals

To the Holders of Units of Limited Partnership Interest of RAL Income + Equity Growth V Limited Partnership

                                   INTRODUCTION

         The Purchasers hereby offer to purchase up to 2,465 Limited Partnership Interests ("Units") of the Partnership at a purchase price of $475 per Unit, less the amount of any distributions declared or paid with respect to the Units between the Offer Date and the Expiration Date ("Offer Price"), in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. Unitholders who tender their Units will not be obligated to pay any Partnership transfer fees, or any other fees, expenses or commissions in connection with the tender of Units. The Purchasers will pay all such costs and all charges and expenses of the Depositary, an affiliate of certain of the Purchasers, as depositary in connection with the Offer.

         For further information concerning the Purchasers, see Section 11 below and Schedule I.

         None of the Purchasers nor the Depositary is affiliated with any of the general partners of the Partnership or any affiliate of such persons.

         Unitholders are urged to consider the following factors:

     - Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchasers may be less than the total amount which might otherwise be received by the Unitholder with respect to the Unit over the remaining term of the Partnership. In this regard, the Partnership has publicly announced an agreement to sell its remaining properties, but has not disclosed the amount of anticipated distributions to Unitholders.

     - The purchase price offered by the Purchasers is less than the $650 per Unit estimated by the Purchasers to be the estimated liquidation value of the underlying assets of the Partnership as of September 30, 1997.

     - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $475 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchasers' objectives.

     - As a result of consummation of the Offer, the Purchasers may be in a position to influence any Partnership decisions on which Unitholders may vote. The Purchasers will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unitholders. See Section 7 below.

     - The Purchasers may accept only a portion of the Units tendered by a Unitholder in the event a total of more than 2,465 Units are tendered.

The Offer will provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales. Unitholders may no longer wish to continue with their investment in the Partnership for a number of reasons, including the following:

     - the absence of a formal trading market for the Units and the difficulty in selling units in secondary market transactions;

     - a desire to eliminate the need for compliance with complicated and costly tax return requirements and associated expenses which may result from an investment in the Units;

     -  general  disenchantment  with  real  estate  investments,   particularly
long-term investments in limited partnerships;

     - the continuing administrative costs and resultant financial impact on the value of the Units of a publicly registered limited partnership; and

     - a more immediate need to use the cash now tied up in an investment in the Units.

     The General Partners of the Partnership have announced that the Partnership has received an offer from a prospective purchaser for all or substantially all of the Partnership's properties. Accordingly, the Partnershpi has entered into an asset purchase agreement with the potential purchaser subject to Securities and Exchange Commission review of the necessary proxy statement/consent document, approval of the limited partners and the receipt of an acceptable fairness opinion. The General Partners have not provided any estimate of the amount of distributions to Unit holders which may result from the sales, nor can they provide assurance that the sales will be consummated. Furthermore, no termination or liquidation date has been fixed for the Partnership other than the Partnership Agreement provision for the term of the Partnership to extend until December 31, 2018 (unless dissolved earlier).

         The Offer is not conditioned upon any minimum number of Units being tendered. If more than 2,465 Units are validly tendered and not withdrawn, the Purchasers will accept for purchase a total of 2,465 Units from tendering Unitholders on a pro rata basis, subject to the terms and conditions herein. See "Tender Offer Section 13. Conditions of the Offer" for certain conditions of the Offer. The Purchasers expressly reserve the right, in their sole discretion and for any reason, to waive any or all of the conditions of the Offer, although the Purchasers do not presently intend to waive any such conditions.

Establishment of the Offer Price

         The Purchasers have set the Offer Price at $475 per Unit, less the amount of any distributions declared or made with respect to the Units between the Offer Date and Expiration Date. In determining the Offer Price, the Purchasers analyzed a number of quantitative and qualitative factors, including:
(i) the prices of recent secondary market resales of the Units; (ii) the lack of liquidity of an investment in the Partnership; (iii) the Purchasers' estimates of the potential liquidation value of the Partnership's assets; (iv) the costs to the Purchasers associated with acquiring the Units; and (v) the administrative costs of continuing to own the Partnership's assets through a publicly registered limited partnership.

         The Offer Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

         According to reports published by Robert A. Stanger & Co., Inc. and Partnership Spectrum, independent, third-party sources, the low and high sales prices of Units during the period from January 31, 1997 through January 31, 1998 were $415.00 and $475.00 per Unit, respectively. The gross sales prices reported also do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. In addition, the information published by these independent sources is the product of their market research and does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Purchasers do not know whether the foregoing sales price information is accurate or complete.

     Certain of the Purchasers and their affiliates acquired a total of 443.5 Units in privately negotiated transactions with unrelated parties and a public tender offer for $415 per Unit during 1996 and 1997.

     The Purchasers are offering to purchase Units which are a relatively illiquid investment and are not offering to purchase the Partnership's underlying assets. Consequently, the Purchasers do not believe that the underlying asset value of the Partnership is determinative in arriving at the Offer Price. Nevertheless, using publicly available information concerning the Partnership.

     The Purchasers derived an estimated liquidation value (the "Estimated Liquidation Value") for the Partnership's assets based on the Partnership quarterly report on Form 10-Q for the quarter ended September 30, 1997.

         The Purchasers analysis of the estimated value of the Units began with calculation of an "Estimated Liquidation Value" for the Partnership's assets based on an "Estimated Net Sales Value" for the Partnership's six real property interests. The Purchasers used the Partnership's reported net operating income ("NOI") for the three quarters ended September 30, 1997, calculated estimated annual NOI for 1997, multiplied the estimated annual NOI for each of the Partnership's three different types of real properties by a capitalization rate (the "Cap Rate") and reduced the result by the debt encumbering the properties and the estimated costs to liquidate the properties. The foregoing calculation resulted in an Estimated Net Sales Value for the properties.

         The  Purchasers  used a Cap  Rate  of 10%  for  the  Partnership's  two wholly-owned apartment properties, a 9.5% Cap Rate for the joint venture interest in a third apartment property, a 12% Cap Rate for the two mobile home parks and a 13% Cap Rate for the Partnerhsip's one commercial property. The Purchasers believe that the Cap Rates utilized are within a range of capitalization rates currently employed in the marketplace for each of these property types. The utilization of different capitalization rates, however, could also be appropriate. In this regard, Unitholders should be aware that the use of lower capitalization rates would result in a higher Estimated Net Sales Value for the Partnership's properties, and the use of higher capitalization rates would result in a lower Estimated Net Sales Value.

         To determine the Estimated Liquidation Value of the Partnership's assets, the Purchasers added to the Estimated Net Sales Value of the Partnership's properties the Partnership's net current assets as reported in the Partnership's Form 10-Q for the quarter ended as of September 30, 1997. The resulting Estimated Liquidation Value of the Partnership's assets was used to calculate the estimated value per Unit using the percentage of capital distributions which the Purchasers believe Unitholders are entitled under the Partnership's partnership agreement (the "Partnership Agreement") and the result was a value of approximately $650 per Unit.

     Based on publicly reported information, the Purchasers have estimated that the underlying value of the Partnership's assets is approximately $650 per Unit. They have arrived at this estimate by capitalizing the Partnership's net operating income in order to arrive at an estimate of the value of the properties, adjusting the aggregate property value by the liability and other assets of the Partnership and the staimted expenses of the sale, and dividing the sum by the outstanding number of Units.

         As indicated above, the Offer Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

General Background Information

         Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Partnership or the General Partners, has been derived from information provided in reports filed by the Partnership with the Securities and Exchange Commission.

     According to publicly available information, there were 9,866 Units issued and outstanding at December 31, 1997, held by approximately 1,150 Unitholders. The Purchasers currently beneficially owns a total of 443.5 Units or approximately 4.5% of the outstanding Units (see "Certain Information Concerning the Purchasers" below).

         Tendering Unitholders will not be obligated to pay transfer fees, brokerage fees or commissions on the sale of the Units to the Purchasers pursuant to the Offer. The Purchasers will pay all charges and expenses incurred in connection with the Offer. The Purchasers desire to purchase all Units tendered by each Unitholder.

         If, prior to the Expiration Date, the Purchasers increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

         Unitholders   are  urged  to  read  this  Offer  to  Purchase  and  the
accompanying Letter of Transmittal carefully before deciding whether to tender their Units.

                                TENDER OFFER

         Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment and pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Pacific Standard Time, on June 5, 1998, unless and until the Purchasers shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchasers, shall expire.

         The Offer is conditioned on  satisfaction  of certain  conditions.  See
Section 13, which sets forth in full the conditions of the Offer. The Purchasers reserve the right (but shall not be obligated), in its sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchasers reserve the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unitholders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unitholders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer.

         The Purchasers do not anticipate and has no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Units as offered herein.

         Section 2. Proration; Acceptance for Payment and Payment for Units. If the number of Units validly tendered prior to the Expiration Date and not withdrawn is 2,465 or less, the Purchasers, upon the terms and subject to the conditions of the Offer, will accept for payment all Units so tendered.

         If the number of Units validly tendered prior to the Expiration Date and not withdrawn exceeds 2,465, the Purchasers, upon the terms and subject to the conditions of the Offer, will accept for payment Units so tendered on a pro rata basis.

         In the event that proration is required, because of the difficulty of immediately determining the precise number of Units to be accepted, the Purchasers will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. The Purchasers will not pay for any Units tendered until after the final proration factor has been determined.

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 4, as promptly as practicable following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

         For purposes of the Offer, the Purchasers shall be deemed to have accepted for payment (and thereby purchased) tendered Units when, as and if the Purchasers give oral or written notice to the Depositary of the Purchasers' acceptance for payment of such Units pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units purchased pursuant to the Offer will in all cases be made by deposit of the Offer Price with the Depositary, which will act as agent for the tendering Unitholders for the purpose of receiving payment from the Purchasers and transmitting payment to tendering Unitholders. Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

         If any tendered Units are not purchased for any reason, the Letter of Transmittal with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchasers' rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in Section 4.

         If, prior to the Expiration Date, the Purchasers shall increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

         Section 3. Procedures for Tendering Units.

     Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (a copy of which is enclosed and printed on yellow paper) with any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Unitholder may tender any or all Units owned by such Unitholder.

         In order for a tendering Unitholder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Pacific Standard Time, on June 5, 1998, or such date to which the Offer may be extended.

         The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unitholder and delivery will be deemed made only when actually received by the Depositary.

         Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Units purchased pursuant to the Offer, a tendering Unitholder must provide the Depositary with such Unitholder's correct taxpayer identification number and make certain certifications that such Unitholder is not subject to backup federal income tax withholding. Each tendering Unitholder must insert in the Letter of Transmittal the Unitholder's taxpayer identification number or social security number in the space provided on the front of the Letter of Transmittal. The Letter of Transmittal also includes a substitute Form W-9, which contains the certifications referred to above. (See the Instructions to the Letter of Transmittal.)

     FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price plus the amount of Partnership liabilities allocable to each Unit tendered, each Unitholder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Unitholder's taxpayer identification number and address and that the Unitholder is not a foreign person. (See the Instructions to the Letter of Transmittal and "Section 6. Certain Federal Income Tax Consequences.")

         Other Requirements. By executing a Letter of Transmittal as set forth above, a tendering Unitholder irrevocably appoints the designees of the Purchasers as such Unitholder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Unitholder's rights with respect to the Units tendered by such Unitholder and accepted for payment by the Purchasers. Such appointment will be effective when, and only to the extent that, the Purchasers accept such Units for payment. Upon such acceptance for payment, all prior proxies given by such Unitholder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchasers will, with respect to such Units, be empowered to exercise all voting and other rights of such Unitholder as they in their sole discretion may deem proper at any meeting of Unitholders, by written consent or otherwise. In addition, by executing a Letter of Transmittal, a Unitholder also assigns to the Purchasers all of the Unitholder's rights to receive distributions from the Partnership with respect to Units which are accepted for payment and purchased pursuant to the Offer, other than those distributions declared or paid during the period commencing on the Offer Date and terminating on the Expiration Date.

         Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. The Purchasers reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchasers' counsel, be unlawful. The Purchasers also reserve the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unitholder, and the Purchasers' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

         A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unitholder and the Purchasers upon the terms and subject to the conditions of the Offer, including the tendering Unitholder's representation and warranty that (i) such Unitholder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Unit complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unitholders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain "short" positions in the Units (i.e., have borrowed the Units) or have loaned the Units to a short seller. Because of the nature of limited partnership interests, the Purchasers believe it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unit holder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

         Section 4.  Withdrawal  Rights.  Except as  otherwise  provided in this
Section 4, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time after May 15, 1997 (or such later date as may apply in the event the Offer is extended).

         For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

         If purchase of, or payment for, Units is delayed for any reason or if the Purchasers are unable to purchase or pay for Units for any reason, then, without prejudice to the Purchasers' rights under the Offer, tendered Units may be retained by the Depositary on behalf of the Purchasers and may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

         Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

         Section 5. Extension of Tender Period; Termination; Amendment. The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units by giving oral or written notice of such extension to the Depositary, (ii) to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, by giving oral or written notice of such termination to the Depositary, (iii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, by giving oral or written notice of such termination or delay to the Depositary, and (iv) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Depositary. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchasers will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Purchasers may also be required by applicable law to disseminate to Unitholders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer.

         If the Purchasers extend the Offer, or if the Purchasers (whether before or after its acceptance for payment of Units) are delayed in their payment for Units or are unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may retain tendered Units on behalf of the Purchasers, and such Units may not be withdrawn except to the extent tendering Unitholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchasers to delay payment for Units that the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

         If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d-4(c),

14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Standard Time.

         Section 6. Certain Federal Income Tax Consequences. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR UNITHOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Unitholders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. EACH UNITHOLDER TENDERING UNITS SHOULD CONSULT SUCH UNITHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNITHOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

         The  following   discussion  is  based  on  the  assumption   that  the
Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code.

         Gain or Loss. A taxable Unitholder will recognize a gain or loss on the sale of such Unitholder's Units in an amount equal to the difference between (i) the amount realized by such Unitholder on the sale and (ii) such Unitholder's adjusted tax basis in the Units sold. The amount realized by a Unitholder will include the Unitholder's share of the Partnership's liabilities, if any (as determined under Code section 752 and the regulations thereunder). If the Unitholder reports a loss on the sale, such loss generally could not be currently deducted by such Unitholder except against such Unitholder's capital gains from other investments. In addition, such loss would be treated as a passive activity loss. (See "Suspended Passive Activity Losses" below.)

         The adjusted tax basis in the Units of a Unitholder will depend upon individual circumstances. (See also "Partnership Allocations in Year of Sale" below.) Each Unitholder who plans to tender hereunder should consult with the Unitholder's own tax advisor as to the Unitholder's adjusted tax basis in the Unitholder's Units and the resulting tax consequences of a sale.

         If any portion of the amount realized by a Unitholder is attributable to such Unitholder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code section 751, a corresponding portion of such Unitholder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unitholder's recognizing ordinary income with respect to the portion of the Unitholder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

         A tax-exempt  Unitholder (other than an organization  described in Code
Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to the Offer, assuming that such Unitholder does not hold its Units as a "dealer" and has not acquired such Units with debt financed proceeds.

         Partnership Allocations in Year of Sale. A tendering Unitholder will be allocated the Unitholder's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unitholder will assign to the Purchasers their rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unitholder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unitholder on the sale of the Units.

         Possible Tax Termination. The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. It is possible, although deemed by the Purchasers to be unlikely (given the limited number of Units subject to the Offer and the limited secondary market for the Units), that the Partnership could terminate for federal income tax purposes as a result of consummation of the Offer. If so, the Partnership will be treated as having made a liquidating distribution of an undivided interest in all of its assets to the Unitholders, the partners of the Partnership after consummation of the Offer (i.e., the nontendering Unitholders and the Purchasers) would be treated as having recontributed their interests in Partnership assets to the Partnership, and the capital accounts of all partners would be restated. A Unitholder would recognize gain on the liquidating distribution only to the extent that the amount of cash deemed distributed to the Unitholder exceeded the Unitholder's basis in the Units. Depending on the Unitholders' bases in their Units and the Partnership's tax basis in its property, a tax termination could affect, perhaps adversely, the amount of depreciation deductions reported by the Partnership for the period following the date of such termination. A tax termination of the Partnership also could have the adverse effect on Unitholders whose tax year is not the calendar year, of the inclusion of more than one year of Partnership tax items in one tax return of such Unitholders, resulting in a "bunching" of income. In addition, a tax termination could have the adverse effect on non-tendering Unitholders who subsequently dispose of their Units at a gain of requiring them to treat a greater portion of such gain as ordinary income (due to the application of Code
Section 735) than would otherwise be required absent a tax termination of the Partnership.

         Suspended "Passive Activity Losses". A Unitholder who sells all of the Unitholder's Units would be able to deduct "suspended" passive activity losses from the Partnership, if any, in the year of sale free of the passive activity loss limitation. As a limited partner of the Partnership, which was engaged in real estate activities, the ability of a Unitholder, who or which is subject to the passive activity loss rules, to claim tax losses from the Partnership was limited. Upon sale of all of the Unitholder's Units, such Unitholder would be able to use any "suspended" passive activity losses first against gain, if any, on sale of the Unitholder's Units and then against income from any other source.

         Foreign Unitholders. Gain realized by a foreign Unitholder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under
Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchasers will withhold 10% of the amount realized by a tendering Unitholder from the purchase price payment to be made to such Unitholder unless the Unitholder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Unitholder's TIN, that such Unitholder is not a foreign person and the Unitholder's address. Amounts withheld would be creditable against a foreign Unitholder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

         Section 7. Effects of the Offer.

         Limitations on Resales. The Partnership Agreement does not restrict transfers of Units, provided a transfer complies with any applicable state and federal securities laws. Accordingly, the Purchasers neither anticipate any limitation on their right to acquire the Units, nor that such acquisitions will have the effect of limiting any further resales of Units.

         Effect on Trading Market. There is no established public trading market for the Units and, therefore, a reduction in the number of Unitholders should not materially further restrict the Unitholders' ability to find purchasers for their Units on any secondary market.

         Voting Power of Purchasers. Depending on the number of Units acquired by the Purchasers pursuant to the Offer, the Purchasers may have the ability to exert certain influence on matters subject to the vote of Unitholders, though the maximum number of Units sought hereunder would not give the Purchasers a controlling voting interest.

         The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unitholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unitholders. The Purchasers do not believe that the purchase of Units pursuant to the Offer will result in the Units becoming eligible for deregistration under the Exchange Act.

         Section 8. Future Plans. Following the completion of the Offer, the Purchasers, or their affiliates, may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means deemed advisable. Any such acquisition may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer.

         The Purchasers are acquiring the Units pursuant to the Offer solely for investment purposes. Although the Purchasers have no present intention to seek control of the Partnership or to change the management or operations of the Partnership, the Purchasers reserve the right, at an appropriate time, to exercise their rights as limited partners to vote on matters subject to a limited partner vote, including a vote to cause the sale of the Partnership's remaining property and the liquidation and dissolution of the Partnership.

         Section 9. The Business of the Partnership. Information included herein concerning the Partnership is derived from the Partnership's publicly-filed reports. Additional information concerning the Partnership, its assets, operations and management is contained in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and

Exchange Commission. Such reports and filings are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois. The Purchasers expressly disclaim any responsibility for the information included in such reports and extracted in this discussion.

         The Partnership was organized in 1988 as a Wisconsin limited partnership for the purpose of acquiring for cash real estate projects for the benefit of its limited partners. The Partnership currently owns two mobile home parks, two apartment complexes and a minority joint venture interest in a third, and one commercial property (the "Properties"). The General Partners of the partnership are Robert A. Long, John A. Hanson, Thomas R. Brophy and Bart Starr. As of December 31, 1995, there were 9,866 Units outstanding held by approximately 1,150 Unitholders.

         Selected  Financial  Data.  Set  forth  below is a summary  of  certain financial data for the Partnership which has been excerpted from the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997.

The following table sets forth in comparative tabular form a summary of selected financial data for each of the Partnership's last five full years:


                                                                 Years Ended December 31,
                                           1997         1996         1995          1994            1993
                                       ----------------------------------------------------------------------

Rental Income:                     $1,123,683     $1,174,732       $1,136,844     $1,109,467      $1,071,488

Interest Income                        21,846         15,495            8,176          4,676           5,959

Net income                            574,072        405,564          280,769        279,261         268,031

Total assets:                       7,271,980      7,250,621        7,319,180      7,366,491       7,642,215

Note Payable                          101,215        110,448          118,718              0               0

Distributions to:
Limited Partners:
  Cash Flow                            471,986       415,612          415,612        530,300         604,295
  Return of Capital                          0             0                0              0               0

Per Interest Data: (A)

Distributions                              47.84       44.38            42.13          53.75           61.25
Net Income                                 44.45       39.05            27.04          26.89           25.81

The above selected financial data should be read in conjunction with financial statements and related footnotes.

     (A) The Net Income per Interest is computed on the basis of the net income allocated to the Limited Partners divided by the outstanding Interests at the end of the period.

     Section 10. Conflicts of Interest. The Depositary is affiliated with certain Purchasers. Therefore, by virtue of this affiliation, the Depositary may have inherent conflicts of interest in acting as Depositary for the Offer.

     Section 11. Certain Information Concerning the Purchasers. The Purchasers are MacKenzie Patterson Special Fund, L.P., MacKenzie Patterson Special Fund 3, LLC, CFS Secondary Market Fund, Ltd., Accelerated High Yield Institutional Fund I, L.P., Accelerated High Yield Institutional Investors, L.P. and Peachtree Partners. For information concerning the Purchasers and their respective principals, please refer to Schedule I attached hereto.

     Certain of the  Purchasers  and their  affiliates  acquired an aggregate of
443.5 Units during 1996 and 1997 at $415 per Unit, through a privately negotiated transaction and a public tender offer.

     The principal business address of the Purchasers is, other than Peachtree Partners, 1640 School Street, Moraga, California 94556. The Peachtree Partners principal business address is 1717 East Morten Avenue, Suite 250, Phoenix, Arizona 85020.

     The Purchasers have executed binding commitments to contribute amounts sufficient to fund the acquisition of all Units subject to the Offer, the expenses to be incurred in connection with the Offer, and all organization and operating costs of the Purchasers. The Purchasers are not public companies and have not prepared audited financial statements. The Purchasers and their general partners and managing members have an aggregate net worth in excess of $15 million, including net liquid assets of more than $5 million.

             Except as otherwise set forth herein, (i) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers beneficially owns or has a right to acquire any Units, (ii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days,
(iii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers or, to the best knowledge of the Purchasers, the persons listed on Schedule I, or any affiliate of the Purchasers on the one hand, and the Partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between the Purchasers, or to the best knowledge of the Purchasers any affiliate of the Purchasers on the one hand, the persons listed on Schedule I, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     Section 12. Source of Funds. The Purchasers expect that approximately $1,170,875 would be required to purchase 2,465 Units, if tendered, and an additional $20,000 would be required to pay related fees and expenses. The Purchasers anticipate funding all of the purchase price and related expenses through existing capital reserves.

             Section 13. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchasers shall not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained.

             The Purchasers shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

         (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unitholders, (iii) requires divestiture by the Purchasers of any Units,
         (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospectus of the Purchasers or the Partnership;

         (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses
         (i) through (v) of paragraph (a) above;

         (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchasers, is or may be materially adverse to the Partnership, or the Purchasers shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or may have a material adverse effect on the value of the Units;

         (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

         (e) it shall have been publicly disclosed or the Purchasers shall have otherwise learned that (i) more than fifty percent of the outstanding

         Units  have been or are  proposed  to be  acquired  by  another  person
         (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units.

             The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers regardless of the circumstances giving rise to such conditions or may be waived by the Purchasers in whole or in part at any time and from time to time in their sole discretion. Any termination by the Purchasers concerning the events described above will be final and binding upon all parties.

             Section 14. Certain Legal Matters.

             General. Except as set forth in this Section 14, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchasers pursuant to the Offer. Should any such approval or other action be required, it is the Purchasers' present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchasers to elect to terminate the Offer without purchasing Units thereunder. The Purchasers' obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

     Antitrust. The Purchasers do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offer.

             Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

             State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. These laws are directed at the acquisition of corporations and not partnerships. The Purchasers, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

             Although the Purchasers have not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchasers reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchasers might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchasers may not be obligated to accept for purchase or pay for any Units tendered.

             Section 15. Fees and Expenses. The Purchasers have retained MacKenzie Patterson, Inc., an affiliate of certain Purchasers, to act as

Depositary in connection with the Offer. The Purchasers will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchasers will also pay all costs and expenses of printing, publication and mailing of the Offer.

             Section 16. Miscellaneous. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNITHOLDERS IN ANY JURISDICTION IN
WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

             No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

May 6, 1998                 MACKENZIE PATTERSON SPECIAL FUND, L.P.
                            MACKENZIE PATTERSON SPECIAL FUND 3, LLC
                            CFS SECONDARY MARKET FUND, LTD.
                            ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.
                            ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.
                            PEACHTREE PARTNERS

                                   SCHEDULE I

                 THE PURCHASERS AND THEIR RESPECTIVE PRINCIPALS

     The Purchasers are MacKenzie Patterson Special Fund, L.P., MacKenzie Patterson Special Fund 3, LLC, CFS Secondary Market Fund, Ltd., Accelerated High Yield Institutional Fund I, L.P., Accelerated High Yield Institutional Investors, L.P. and Peachtree Partners. The General Partner of CFS Secondary Market Fund, Ltd. is William Cousins, the partners of Peachtree Partners are
Barry Zemel and Ira Gaines, and the General Partner of each of the other partnership Purchasers, and the managing member of the limited liability company Purchaser is MacKenzie Patterson, Inc. The names of the directors and executive officers of MacKenzie Patterson, Inc. and the present principal occupations and five year employment histories of each such person are set forth below. Each individual is a citizen of the United States of America. The principal place of business of all of the Purchasers, other than Peachtree Partners, is 1640 School Street, Moraga, California 94556. The Peachtree Partners principal address is 1717 East Morten Avenue, Suite 250, Phoenix, Arizona 85020.


MacKenzie Patterson, Inc.

     C.E. Patterson is President of MacKenzie Patterson, Inc. and President and co-owner of Moraga Partners, Inc. He is the co-founder and President of Patterson Financial Services, Inc. In 1981, Mr. Patterson founded PFS with Berniece A. Patterson, as a financial planning firm. Patterson Real Estate Services, a licensed California Real Estate Broker, was founded in 1982. As President of PFS, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. He is a trustee of Consolidated Capital Properties Trust, a liquidating trust formed out of the bankruptcy court proceedings involving Consolidated Capital Properties, Ltd. Mr. Patterson is also an officer and controlling shareholder of Cal-Kan, Inc., an executive officer and controlling shareholder of Moraga Partners, Inc., and trustee of the Pat Patterson Western Securities, Inc. Profit Sharing Plan. Mr. Patterson, through his affiliates, manages a number of investment and real estate partnerships.

     Berniece A. Patterson is a director of MacKenzie Patterson, Inc. In 1981, Ms. Patterson and C.E. Patterson established Patterson Financial Services, Inc. She serves as Chair of the Board and Vice President of PFS. Her responsibilities with PFS include oversight of administrative matters and monitoring of past projects underwritten by PFS. Ms. Patterson is Chief Executive Officer of an affiliate, Pioneer Health Care Services, Inc., and is responsible for the day-to-day operations of three nursing homes and over 250 employees.

     Victoriaann Tacheira is senior vice president of MacKenzie Patterson, Inc., which she joined in 1988. Ms. Tacheira has eleven years of experience with the NASD broker/dealer business and is experienced in all phases of broker/dealer operations. She is licensed with the NASD as a General Securities Principal. She is president and owner of North Coast Securities Corporation. Ms. Tacheira has been certified by the College of Financial Planning in Denver, Colorado, as a Financial ParaPlanner.

William R. Cousins

     William R. Cousins, age 51, has been the sole owner and operator of Cousins Financial Services since 1981. Mr. Cousins is a licensed securities representative with Oak Brook Securities and holds insurance licenses in both Illinois and Florida. Mr. Cousins is also a member of the National Association of Tax Practioners. Mr. Cousins graduated from the Moody Bible Institute, Chicago, Illinois in 1961 and received a Bachelor of Science from Azusa Pacific College, Azusa, California in 1967.

Peachtree Partners

     Peachtree Partners is an Arizona general partnership composed of Barry Zemel and Ira Jeffrey Gaines, and formed primarily for the purpose of purchasing interests in public and private limited partnerships.

     Barry Zemel has been engaged for more than twenty years in all aspects of financial controls, reporting and interpretation of financial statements abd tax planning and implementation. Mr. Zemel has ten years experience in analyzing and purchasing interets in pre-existing limited partnerships. Currently and for more than five years, Mr. Zemel has been engaged full-time in investing capital for his own account. Mr. Zemel is a certified public accountant in both Arizona and New York.

     Ira Jeffrey Gaines is currently, and has been for more than the past five years, engaged full-time in investing capital for hiw own account.

                                 Exhibit (a)(2)

ral14d1

                              LETTER OF TRANSMITTAL


                                     THE OFFER, WITHDRAWAL RIGHTS AND PRORATION
                                  PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC
                        STANDARD TIME, ON JUNE 5, 1998 (the "Expiration Date")
                                                               UNLESS EXTENDED.

                        Deliver to:               MacKenzie Patterson, Inc.
                                                  1640 School Street
                                                  Moraga, California  94556

                        Via Facsimile:            (925) 631-9119

                        For assistance:           (800) 854-8357

                        (PLEASE INDICATE CHANGES
                         OR CORRECTIONS TO THE
                         ADDRESS PRINTED  TO THE LEFT)




         To participate in the Offer, a duly executed copy of this Letter of Transmittal and any other documents required by this Letter of Transmittal must be received by the Depositary on or prior to the Expiration Date. Delivery of this Letter of Transmittal or any other required documents to an address other than as set forth above does not constitute valid delivery. The method of delivery of all documents is at the election and risk of the tendering Unitholder. Please use the pre-addressed, postage-paid envelope provided.

     This Letter of Transmittal is to be completed by Unitholders of RAL Income + Equity Growth V Limited Partnership (the "Partnership"), pursuant to the procedures set forth in the Offer to Purchase (as defined below). Capitalized terms used herein and not defined herein have the meanings ascribed to such terms in the Offer to Purchase.

                  PLEASE CAREFULLY READ THE ACCOMPANYING INSTRUCTIONS

Gentlemen:

     The undersigned hereby tenders to MacKenzie Patterson Special Fund, L.P., MacKenzie Patterson Special Fund 3, LLC, CFS Secondary Market Fund, Ltd., Accelerated High Yield Institutional Fund I, L.P., Accelerated High Yield Institutional Investors, L.P. and Peachtree Partners. (together the
"Purchasers") all of the limited partnership interests ("Units") in the Partnership held by the undersigned as set forth above (or, if less than all such Units, the number set forth below in the signature box) at $475 per Unit (the "Offer Price"), less the amount of any distributions made or declared with respect to the Units between the Offer Date and the Expiration Date, and upon the other terms and subject to the conditions set forth in the Offer to Purchase, dated May 6, 1998(the "Offer to Purchase"), and this Letter of Transmittal (which together constitute the "Offer"). Receipt of the Offer to Purchase is hereby acknowledged. The undersigned recognizes that, if more than 2,465 Units are validly tendered prior to or on the Expiration Date and not properly withdrawn, the Purchasers will, upon the terms of the Offer, accept for payment from among those Units tendered prior to or on the Expiration Date 2,465 Units on a pro rata basis, with adjustments to avoid purchases of certain fractional Units, based upon the number of Units validly tendered prior to the Expiration Date and not withdrawn. Subject to and effective upon acceptance for payment of any of the Units tendered hereby, the undersigned hereby sells, assigns and transfers to, or upon the order of, Purchasers all right, title and interest in and to such Units which are purchased pursuant to the Offer. The undersigned hereby irrevocably constitutes and appoints the Purchasers as the true and lawful agent and attorney-in-fact and proxy of the undersigned with respect to such Units, with full power of substitution (such power of attorney and proxy being deemed to be an irrevocable power and proxy coupled with an interest), to deliver such Units and transfer ownership of such Units, on the books of the Partnership, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Purchasers and, upon payment of the purchase price in respect of such Units by the Purchasers, to exercise all voting rights and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units all in accordance with the terms of the Offer. Subject to and effective upon the purchase of any Units tendered hereby, the undersigned hereby requests that each of the Purchasers be admitted to the Partnership as a "substitute Limited Partner" under the terms of the Partnership Agreement of the Partnership. Upon the purchase of Units pursuant to the Offer, all prior proxies and consents given by the undersigned with respect to such Units will be revoked and no subsequent proxies or consents may be given (and if given will not be deemed effective). In addition, by executing this Letter of Transmittal, the undersigned assigns to the Purchasers all of the undersigned's rights to receive distributions from the Partnership with respect to Units which are purchased pursuant to the Offer, other than distributions declared or paid on or after the Offer Date and through the Expiration Date. Upon request, the Seller will execute and deliver, and irrevocably directs any custodian to execute and deliver, any additional documents deemed by the Purchaser to be necessary or desirable to complete the assignment, transfer and purchase of such Units. The undersigned hereby represents and warrants that the undersigned owns the Units tendered hereby within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and has full power and authority to validly tender, sell, assign and transfer the Units tendered hereby, and that when any such Units are purchased by the Purchasers, the Purchasers will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claim. Upon request, the undersigned will execute and deliver any additional documents deemed by the Purchasers to be necessary or desirable to complete the assignment, transfer and purchase of Units tendered hereby. The undersigned understands that a tender of Units to the Purchasers will constitute a binding agreement between the undersigned and the Purchasers upon the terms and subject to the conditions of the Offer. The undersigned recognizes the right of the Purchasers to effect a change of distribution address to MacKenzie Patterson, Inc. at 1640 School Street, Moraga, California, 94556. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchasers may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Letter of Transmittal for Units not accepted for payment will be destroyed by the Purchasers. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.


===============================================================================
                                  SIGNATURE BOX
    (Please complete Boxes A, B, C and D on the following page as necessary)
===============================================================================

----------------------------------------------------------------------------
Please sign exactly as your name is
printed (or corrected) above, and
insert your Taxpayer Identification
Number or Social Security Number in
the space provided below your                  X_______________________________
signature.  For joint  owners,                    (Signature of Owner)   Date
each joint  owner must sign.
(See  Instructions 1)  The
signatory hereto hereby certifies              X_______________________________
under penalties of perjury the                    (Signature of Owner)   Date
statements in Box B, Box C and,
if applicable,  Box D.  If the
undersigned is tendering less                    Taxpayer I.D. or Social # ____
than all Units held, the number                  Telephone No. (day) __________
of  Units  tendered  is set forth                              (eve.)__________
below.  Otherwise,  all  Units  held
by the undersigned are tendered hereby.

______________  Units

==============================================================================
                                    BOX A
==============================================================================
                         Medallion Signature Guarantee
                           (Required for all Sellers)

                              (See Instruction 1)

Name and Address of Eligible Institution: ____________________________________
Authorized Signature _____________________________     Title _________________
Name ________________________________          Date _______________,199___
===============================================================================
===============================================================================
                                      BOX B
                               SUBSTITUTE FORM W-9
                           (See Instruction 3 - Box B)
-------------------------------------------------------------------------------
          The person signing this Letter of Transmittal hereby certifies the following to the Purchasers under penalties of perjury:
                  (i) The TIN set forth in the signature box on the front of this Letter of Transmittal is the correct TIN of the Unitholder, or if this box [ ] is checked, the Unitholder has applied for a TIN. If the Unitholder has applied for a TIN, a TIN has not been issued to the Unitholder, and either: (a) the Unitholder has mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) the Unitholder intends to mail or deliver an application in the near future (it being understood that if the Unitholder does not provide a TIN to the Purchasers within sixty (60) days, 31% of all reportable payments made to the Unitholder thereafter will be withheld until a TIN is provided to the Purchasers); and
                  (ii) Unless this box [ ] is checked, the Unitholder is not subject to backup withholding either because the Unitholder: (a) is exempt from backup withholding, (b) has not been notified by the IRS that the Unitholder is subject to backup withholding a sa result of a failure to report all interest or dividends, or (c) has been notified by the IRS that such Unitholder is no longer subject to backup withholding.

          Note: Place an "X" in the box in (ii) if you are unable to certify that the Unitholder is not subject to backup withholding.

===============================================================================
===============================================================================
                                      BOX C
                                FIRPTA AFFIDAVIT
                           (See Instruction 3 - Box C)
-------------------------------------------------------------------------------
          Under Section 1445(e)(5) of the Internal Revenue Code and Treas. Reg. 1.1445-11T(d), a transferee must withhold tax equal to 10% of the amount realized with respect to certain transfers of an interest in a partnership if 50% or more of the value of its gross assets consists of U.S. real property interests and 90% or more of the value of its gross assets consists of U.S. real property interests plus cash equivalents, and the holder of the partnership interest is a foreign person. To inform the Purchasers that no withholding is required with respect to the Unitholder's interest in the Partnership, the person signing this Letter of Transmittal hereby certifies the following under penalties of perjury;
                  (i) Unless this box [ ] is checked, the Unitholder, if an individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign estate or foreign trust (as those terms are defined in the Internal Revenue Code and Income Tax Regulations); (ii) the Unitholder's U.S. social security number (for individuals) or employer identification number (for non-individuals) is correctly printed in the signature box on the front of this Letter of Transmittal; and (iii) the Unitholder's home address (for individuals), or office address (for non-individuals), is correctly printed (or corrected) on the front of this Letter of Transmittal. If a corporation, the jurisdiction of incorporation is __________.
          The person signing this Letter of Transmittal understands that this certification may be disclosed to the IRS by the Purchasers and that any false statements contained herein could be punished by fine, imprisonment, or both.
===============================================================================
===============================================================================
                                      BOX D
                               SUBSTITUTE FORM W-8
                           (See Instruction 4 - Box D)
-------------------------------------------------------------------------------
          By checking this box [ ], the person signing this Letter of Transmittal hereby certifies under penalties of perjury that the Unitholder is an "exempt foreign person" for purposes of the backup withholding rules under the U.S. federal income tax laws, because the Unitholder:

        (i) Is a nonresident alien individual or a foreign corporation, partnership, estate or trust;
       (ii) If an individual, has not been and plans not to be present in the U.S. for a total of 183 days or more during the calendar year; and
      (iii) Neither engages, nor plans to engage, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.
===============================================================================

                                  INSTRUCTIONS

              Forming Part of the Terms and Conditions of the Offer

     1. Tender, Signature Requirements; Delivery. After carefully reading and completing this Letter of Transmittal, in order to tender Units a Unitholder must sign at the "X" on the bottom of the first page of this Letter of Transmittal and insert the Unitholder's correct Taxpayer Identification Number or Social Security Number ("TIN") in the space provided below the signature. The signature must correspond exactly with the name printed (or corrected) on the front of this Letter of Transmittal without any change whatsoever. If this Letter of Transmittal is signed by the registered Unitholder of the Units a
Medallion signature guarantee on this Letter of Transmittal is required. Similarly, if Units are tendered for the account of a member firm of a registered national security exchange, a member firm of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), a Medallion signature guarantee is required. In all other cases, signatures on this Letter of
Transmittal  must  be  Medallion  guaranteed  by  an  Eligible  Institution,  by completing the Signature guarantee set forth in BOX A of this Letter of Transmittal. If any tendered Units are registered in the names of two or more joint holders, all such holders must sign this Letter of Transmittal. If this Letter of Transmittal is signed by trustees, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Purchasers of their authority to so act. For Units to be validly tendered, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees in BOX A, and any other documents required by this Letter of Transmittal, must be received by the depositary prior to or on the Expiration Date at its address or facsimile number set forth on the front of this Letter of Transmittal. No alternative, conditional or contingent tenders will be accepted. All tendering Unitholders by execution of this Letter of Transmittal waive any right to receive any notice of the acceptance of their tender.

     2. Transfer Taxes. The Purchasers will pay or cause to be paid all transfer taxes, if any, payable in respect of Units accepted for payment pursuant to the Offer.

     3. U.S. Persons. A Unitholder who or which is a United States citizen or resident alien individual, a domestic corporation, a domestic partnership, a domestic trust or a domestic estate (collectively "United States persons") as those terms are defined in the Internal Revenue Code and Income Tax Regulations, should complete the following:

         Box B - Substitute Form W-9. In order to avoid 31% federal income tax backup withholding, the Unitholder must provide to the Purchasers the Unitholder's correct Taxpayer Identification Number or Social Security Number ("TIN") in the space provided below the signature line and certify, under penalties of perjury, that such Unitholder is not subject to such backup withholding. The TIN that must be provided is that of the registered Unitholder indicated on the front of this Letter of Transmittal. If a correct TIN is not provided, penalties may be imposed by the Internal Revenue Service ("IRS"), in addition to the Unitholder being subject to backup withholding. Certain Unitholders (including, among others, all corporations) are not subject to backup withholding. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

         Box C - FIRPTA Affidavit. To avoid potential withholding of tax pursuant to Section 1445 of the Internal Revenue Code, each Unitholder who or which is a United States Person (as defined Instruction 3 above) must certify, under penalties of perjury, the Unitholder's TIN and address, and that the Unitholder is not a foreign person. Tax withheld under Section 1445 of the Internal Revenue Code is not an additional tax. If withholding results in an overpayment of tax, a refund may be obtained from the IRS.

     4. Box D - Foreign Persons. In order for a Unitholder who is a foreign person (i.e., not a United States Person as defined in 3 above) to qualify as exempt from 31% backup withholding, such foreign Unitholder must certify, under penalties of perjury, the statement in BOX D of this Letter of Transmittal attesting to that foreign person's status by checking the box preceding such statement. However, such person will be subject to withholding of tax under
Section 1445 of the Code.

     5. Additional Copies of Offer to Purchase and Letter of Transmittal. Requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be obtained from the Purchasers by calling 800-854-8357.

                                 Exhibit (a)(3)

ral14d1

May 6, 1998

             TO:           RAL Income + Equity Growth V Limited Partners

         SUBJECT:          OFFER TO PURCHASE INTERESTS AT $475 PER UNIT
                                                   ---------


Dear Fellow Limited Partner:

     As described in the enclosed Offer to Purchase and related Letter of Transmittal (the "Offer"), MacKenzie Patterson Special Fund, L.P., MacKenzie Patterson Special Fund 3, LLC, CFS Secondary Market Fund, Ltd., Accelerated High Yield Institutional Fund I, L.P., Accelerated High Yield Institutional Investors, L.P. and Peachtree Partners (together the "Purchasers") are offering to purchase up to 2,465 Limited Partnership Units in RAL5 for

                              $475 CASH PER UNIT.

     The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in RAL 5 without the usual transaction costs associated with market sales or partnership transfer fees. The Purchasers and their affiliates currently own or control 4.5% of the outstanding Units.

     After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the yellow Letter of Transmittal and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                              1640 School Street
                            Moraga, California 94556

                            Telecopy: (925) 631-9119

     If you have any questions or need assistance, please call the Depository at 800-854-8357.

              This Offer expires (unless extended) June 5, 1998